FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Information in relation with Telefónica de Costa Rica disposal process	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION
In relation to the agreement reached last February 20, 2019 with Millicom International Cellular, S.A., for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., Telefónica informs that has notified today to Millicom International Cellular, S.A. that it will bring the corresponding legal actions before the Courts of the State of New York (USA), in defence of its rights to claim compliance with what was agreed in the abovementioned agreement. The claim will be filed as soon as such Courts permit the commencement of new non-emergency actions.

In this regard, Telefónica informs that, once the relevant regulatory approvals had been obtained and all the remaining conditions set forth in the agreement for the consummation of the sale had been completed, it formally requested Millicom International Cellular, S.A. to perform the agreement and close the transaction, said company having expressed its refusal to close constituting a breach of the terms and conditions set forth in the referred agreement.

In such legal actions, Telefónica intends to seek compliance with what was agreed in the agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

With regards to Telefónica de Costa Rica TC, S.A, the agreed price for sale amounted to 570 million dollars (subject to adjustments), approximately 503 million euros at the exchange rate as of the date of the agreement. Telefónica de Costa Rica TC, S.A, has continued to have a very positive performance during this period; its operating revenues amounted to 235 million euros in 2019 (+7.0% year-on-year in organic terms) and the OIBDA amounted to 88 million euros (+21.3% year-on-year in organic terms), leveraged on the excellent business performance, which has allowed that total accesses amounted to 2.3 million, increased by 5% year-on-year (+33% in the case of contract accesses).

Madrid, April 29, 2020

Gran Vía, 28 - 9ª Planta - 28013 Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 29, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid